Contact

www.linkedin.com/in/
jonathanrobinson3 (LinkedIn)

Top Skills

Strategic Thinking
Strategic Initiatives
Product Leadership

Certifications

Scrum Master
PMC

Jonathan Robinson

Product Executive in Healthcare
Montreal, Quebec, Canada

Summary

Experienced Product Manager with over 15 years of experience in radiology software including clinical applications, workflows, big data, AI, cloud, DevOps and more.

I focus strongly on innovation and continuous improvements.

Experience

Koios Medical
Product Management
February 2024 - Present (1 year 3 months)

Intelerad Medical Systems
18 years 8 months

Director of Product Management
September 2021 - February 2024 (2 years 6 months)
Montreal, Quebec, Canada

Group Product Manager
April 2021 - September 2021 (6 months)
Montreal, Quebec, Canada

Senior Innovation Product Manager
June 2019 - April 2021 (1 year 11 months)
Montreal, Canada Area

Product Manager
August 2014 - April 2021 (6 years 9 months)

Hospital Solutions Manager
August 2013 - August 2014 (1 year 1 month)

Product Owner
September 2011 - August 2013 (2 years)

Product Specialist
October 2007 - September 2011 (4 years)

Product Specialist involves assisting in a technical sales support role. A great deal of my time is spent, however, on researching new features and functionality which we would like to build.

Field Analyst
July 2006 - October 2007 (1 year 4 months)

Applications Specialist
July 2005 - July 2006 (1 year 1 month)

Education

Carleton University
BA Honours, History · (2000 - 2005)